Akers Biosciences, Inc.

201 Grove Road

Thorofare, New Jersey 08086

December 15, 2017

VIA EDGAR

Irene Paik

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akers Biosciences, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed December 15, 2017

File No. 333-221746

Dear Ms. Paik:

By letter dated December 15, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Akers Biosciences, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on December 15, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. We are filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Filing”) along with this response letter. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 3 to Registration Statement on Form S-1 filed December 15, 2017

Cover Page

1.	We note your revisions in response to our prior comment one. Please revise your disclosure further to clarify whether the underwriter will purchase common stock and warrants as a Class A Unit or have the option to purchase each security individually if the over-allotment option is exercised. In addition, please include the securities included in the over-allotment option in the registration fee table and have counsel account for these securities in the legal opinion filed as Exhibit 5.1.

Response: As further discussed with the Commission, the only additional disclosure required at this time is an updated legal opinion accounting for the over-allotment. We have prepared an updated legal opinion to be included in an exhibits only amendment to the Filing.

John J. Gormally

Akers Biosciences, Inc.

December 15, 2017

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ John J. Gormally

John J. Gormally

Chief Executive Officer

Akers Biosciences, Inc.

201 Grove Road

Thorofare, New Jersey 08086